Exhibit 99.1

August 25, 2011

Brad Mallory
President and CEO
Michael Baker Corporation
Airside Business Park
100 Airside Drive
Moon Township, PA 15108

CC:           Board of Directors

Dear Brad,

Starboard Value LP, together with its affiliates, currently owns 6.3% of the outstanding common stock of Michael Baker Corporation (“Baker” or “the Company”), making us one of the Company’s largest shareholders.  Although you and your management team have not been available to speak with us, despite our numerous attempts to reach you, our views and recommendations outlined herein are based upon our extensive research and analysis of the Company.  We look forward to beginning a dialogue with you and the Board of Directors (the “Board”) at your earliest convenience to discuss the issues we set forth in this letter.

We believe Baker is significantly undervalued and there are meaningful opportunities to greatly improve both operating and stock price performance.  There are two primary drivers behind Baker’s stock price underperformance: (i) Baker’s insistence on continuing to pursue acquisitions, likely priced at significantly higher multiples than where Baker currently trades, and (ii) Baker’s significant underperformance relative to competitors in terms of its utilization rate and other operating metrics.  We also have concerns about certain aspects of Baker’s corporate governance practices, highlighted by the fact that for the past two years Institutional Shareholder Services (ISS) has recommended that shareholders withhold their votes for all members of the Board for, among other things “poor attendance” and “lack of board responsiveness to shareholder concerns.”

Stock Price Underperformance

As shown in the table below, over the last one-, three- and five-year periods, the Company’s stock price has declined by approximately 38%, 40% and 6%, respectively.  This performance is significantly worse than both Baker’s competitors and the market as a whole.

	Share Price Performance (1)
	1 Year	3 Year	5 Year

Russell 2000 Index	13.3%	-7.4%	-2.2%
Peer Group (2)	27.0%	-23.1%	-6.0%

Michael Baker Corporation	-37.9%	-40.2%	-6.2%
Underperformance vs. Russell	-51.2%	-32.8%	-4.0%
Underperformance vs. Peer Group	-64.9%	-17.1%	-0.2%

1. Performance as of August 23, 2011.
2. Peer Group consists of companies used in BKR proxy to set executive compensation and include TTEK, GVA, OII, MTZ, INSU, ENG, STRL, HIL and TRR.

While stock prices in the broader engineering and construction industry have been generally impacted by concerns over the economy and government spending, Baker’s stock price has declined more than the group as a whole, and trades at a significant discount to its peers on almost any metric.  For example, Baker currently trades at approximately 2.8x Wall Street’s 2011 EBITDA estimate compared to approximately 6.5x for the Peer Group.

Comparable Companies Analysis									($ in millions)

		Share	Market	Ent.	EV / Revenue		EV/EBITDA		P/E
Company	Ticker	Price	Cap	Value	CY11E	CY12E	CY11E	CY12E	CY11E	CY12E

BKR Proxy Comp Group
Tetra Tech Inc.	TTEK	19.01	1,188	1,219	0.66x	0.62x	6.0x	5.5x	13.3x	11.6x
Granite Construction Incorporated	GVA	17.83	690	622	0.31x	0.28x	4.6x	3.6x	19.5x	12.1x
Oceaneering International, Inc.	OII	37.96	4,120	3,969	1.87x	1.67x	8.5x	7.1x	19.0x	15.6x
MasTec, Inc.	MTZ	19.09	1,617	1,980	0.69x	0.64x	6.9x	5.8x	14.7x	12.4x
Insituform Technologies Inc.	INSU	13.44	531	555	0.58x	0.51x	5.1x	3.8x	10.6x	7.1x
ENGlobal Corp.	ENG	3.05	81	94	0.25x	0.22x	10.5x	3.6x	19.7x	5.9x
Sterling Construction Co. Inc.	STRL	12.08	199	155	0.31x	0.28x	4.0x	3.3x	16.2x	11.6x
Hill International, Inc.	HIL	5.22	201	291	0.68x	0.35x	31.8x	2.9x	n.a.	5.0x
TRC Companies Inc.	TRR	5.05	138	129	0.53x	0.51x	n.a.	n.a.	22.1x	17.2x

				Mean	0.65x	0.56x	9.7x	4.5x	16.9x	10.9x
				Median	0.58x	0.51x	6.5x	3.7x	17.6x	11.6x

Michael Baker Corporation	BKR	$20.57	$192	$104	0.20x	0.19x	2.8x	2.4x	12.5x	9.9x

Note: All estimates from Capital IQ.

Flawed Acquisition Strategy

Given Baker’s operational underperformance and industry-low valuation multiples, Baker should not be considering any acquisitions.  Based on the historical multiples that Baker has paid for acquisitions, and the multiples at which transactions in the industry typically occur, we believe that any acquisition Baker makes would continue to destroy significant shareholder value.

The Company’s acquisition of The LPA Group serves as a recent example.  On May 4, 2010, Baker acquired LPA for between 6.0x and 8.1x EBITDA.1  Since that time, Baker’s market valuation has declined by over 40%.  We believe LPA’s annual revenue has declined from approximately $95 million at the time of the acquisition to approximately $80 million over the last 12 months.  Therefore, a multiple calculated on LPA’s current EBITDA could look even worse.  The LPA deal is tangible evidence of the downside risk to shareholders caused by Baker’s flawed acquisition strategy.

We seriously question the rationale for continuing to pursue acquisitions, given inherent execution risk and valuation discrepancy, while the Company trades at such a depressed EBITDA multiple. Baker’s constant search for acquisition targets has been a clear distraction to management, as has been the integration process following any such acquisitions.  Rather than continuing to search for acquisitions at significantly higher multiples than where Baker trades, we believe the Company should instead focus on improving operating margins at the Company and using its cash to buy back its own stock at such a deeply discounted multiple.  This is a far better capital allocation decision than pursuing the current acquisition strategy.

Lagging Operating Performance

For years, Baker’s operating performance has significantly lagged its peers.  This gap has been accentuated during the recent economic slowdown.  Baker has among the lowest operating margins in its industry, which we believe is due to Baker’s low utilization rates, high number of under-sized offices, and inconsistent ability to generate revenue in certain regions and specialties.  We also believe Baker has a bloated overhead structure.

Not only is Baker’s utilization rate among the lowest in its industry, but it has failed to approach the targets that Baker’s own management has used to benchmark success.  In 2006, during the Company’s third quarter conference call, Richard Shaw, Baker’s current Chairman and then CEO, stated, “One of the keys to managing this company is just to look at the utilization rate.  When the utilization rate is in the 80% or above range, you’re running a profitable business.  When it’s down in the 60% level, either in office or by group or discipline, then now you’re in trouble.”  We note Baker’s utilization rate has been in the mid-50% range over the last year or more, and only recently returned to a peak of 66% in the second quarter of 2011.  Further, we believe that Baker has certain offices or groups for which the utilization rate is significantly below this level.  While we acknowledge that Baker’s business has changed with the sale of its energy segment, we nevertheless believe that Baker’s utilization level continues to significantly trail the overall industry.

1Based on LPA’s EBITDA, including Equity Income from Affiliates, of $7.3 million for the 12 months ended March 31, 2010, per Baker’s 8-K filing dated July 15, 2010, and a purchase price of $59.4 million, based on $51.4 million in cash paid at closing and $8.0 million in stock; on May 5, 2010, Baker filed an 8-K stating that the multiple paid for LPA was 6.0x adjusted EBITDA, but did not provide any detail on how that number was calculated or what adjustments were included.

While Baker has recently announced some cost-cutting and headcount reduction initiatives, these reductions account for an insignificant percentage of Baker’s workforce, and are far less than the reductions that Baker’s competitors have made.  Moreover, these limited cost-cutting initiatives came long after many of your competitors began reducing costs.  While we understand that Baker’s success is driven by its talented pool of engineers, we believe that there is significant room for Baker to further reduce costs without meaningfully impacting its competitive positioning or revenue base.  Given the weak macroeconomic environment and outlook for government spending, as well as the significantly larger cost reduction programs undertaken by Baker’s competitors, we do not believe increasing the scope of the Company’s cost-cutting initiatives would hinder Baker’s ability to retain its most talented, revenue-producing employees.

Conclusion

We firmly believe Baker is undervalued and there is a significant opportunity to improve both its operational performance and shareholder value.  The purpose of this letter is to clearly outline our concerns regarding the strategic direction and current performance of the Company.  We believe now is the time for the Board to take decisive action to address the significant concerns highlighted in this letter.  We strongly urge the Company not to commit any more capital to acquisitions at the current time given Baker’s depressed share price and instead use that cash to buy back its own stock.  We also encourage management and the Board to implement further cost reduction initiatives to bring utilization rates back to acceptable levels driving improved operating margin.  We look forward to the opportunity to work constructively with you and the Board of Directors to enhance value while ensuring that Baker is run with the best interests of all shareholders as the primary objective.

Best Regards,

/s/ Jeffrey C. Smith

Jeffrey C. Smith
Managing Member
Starboard Value LP

Contacts:

Peter Feld, (212) 201-4878

Gavin Molinelli, (212) 201-4828